FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Commission File Number: 333-120810

THE9 LIMITED

30/F, No. 1168 Nanjing Road (W)

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3

Exhibit 99.1 - Press Release	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: July 8, 2005

Exhibit 99.1

The9 To Acquire Full Ownership of C9I – WoW Licensee for China

Shanghai, China - July 7, 2005. The9 Limited (Nasdaq ticker: NCTY) today announced that it has recently signed a term sheet to purchase the 31.1% minority interest in China The9 Interactive Limited (“C9I”) currently held by the joint venture partner, China Interactive (Singapore) Pte. Ltd. (“China Interactive”). C9I holds an exclusive license from Vivendi Universal Games Inc. to operate World of Warcraft® (“WoW”) in mainland China.

Zhu Jun, The9’s Chairman and CEO, commented: “Upon acquisition of the minority interest, The9 will be the sole shareholder of C9I, with financial returns from our operation of WoW in mainland China accruing to the exclusive benefit of The9 and our shareholders. We have full confidence in the future returns on our investment in C9I.”

The9 currently owns 68.9% of C9I via its wholly owned subsidiary, GameNow.net (Hong Kong) Limited (“GameNow”). GameNow has agreed to purchase the 31.1% minority interest from China Interactive for a purchase price to be paid in cash, partially offset by the US$10.6 million loans previously extended by GameNow to China Interactive, plus all unpaid interest accrued thereon up to the signing date of the definitive share purchase agreement. GameNow has agreed to pay the purchase price in several installments, the last of which is expected to be paid in the first half of 2006. The principal terms of GameNow’s loans to China Interactive were disclosed in The9’s previous SEC filings.

About The9 Limited

The9 Limited is a leading online game operator and developer in China which commenced operations in 1999. Currently, The9’s business is primarily focused on operating and developing MMORPGs. The9 operates licensed MMORPGs, consisting of MU, WoW and Mystina Online, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including ZhiZun and Granado Espada. In addition, The9 has developed its first proprietary MMORPG titled “Joyful Journey West” (“JJW”). The9 currently expects to commence free testing of JJW and ZhiZun in China in the second half of 2005.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information about The9, please contact

James Rhee, CFA

IR & Overseas Business Development - Senior Director

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com